Exhibit 3.84

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:47 AM 04/03/2008
FILED 10:32 AM 04/03/2008
SRV 080389496 - 4528567 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Diamondhead Real Estate, LLC

Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington. Zip code 19801. The name of its Registered agent at such address is The Corporation Trust Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                                           .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 3rd day of April, 2008.

By:	/s/ James T. Milam
Authorized Person (s)

Name:	James T. Milam